September 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	InPoint Commercial Real Estate Income, Inc.

Request for Acceleration of Effectiveness

File No. 333-258802

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InPoint Commercial Real Estate Income, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-11 (File No. 333-258802) and declare the Registration Statement, as then amended, effective as of 4:00 p.m. Eastern Time on September 15, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally requests via telephone call to the Staff. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding this request, please contact Rosemarie A. Thurston of Alston & Bird LLP, counsel to the Company, at (404) 881-4417.

[Signature Page Follows]

Sincerely,

/s/ Catherine L. Lynch
Catherine L. Lynch
Chief Financial Officer

cc:	Rosemarie A. Thurston, Alston & Bird LLP

Michael J. Kessler, Alston & Bird LLP

[Signature Page to Acceleration Request]